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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                             CB Bancshares, Inc.
                              (Name of Issuer)


                  Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 124785106
                               (CUSIP Number)
                             George D. Reycraft
                          M.A. Schapiro & Co., Inc.
                          One Chase Manhattan Plaza
                           New York, New York 10005
                               (212) 425-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               April 18, 1996
                (Date of Event which Requires Filing of this
                                 Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      This Amendment No. 1 amends and supplements the Schedule 13D (the
"Original Schedule 13D") originally filed by the undersigned (the "Reporting Persons") pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act") on March 21, 1996 relating to certain beneficial ownership of shares of Common Stock (the "Shares") of CB Bancshares, Inc., a Hawaii corporation ("CB Bancshares") as disclosed therein.

      The filing of this Amendment and the Original Schedule 13D is made by each of the Reporting Persons individually. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists. Each Reporting Person may be deemed to beneficially own, but expressly disclaims any such beneficial ownership, the aggregate number of Shares owned by each other Reporting Person.

      Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original Schedule 13D.

ITEM 4.     PURPOSE OF THE TRANSACTION.

      Item 4 is hereby amended by adding the following information:

      As disclosed in the Original Schedule 13D, on March 12, 1996, George
D. Reycraft, chairman of the Board of Directors of each of M.A. Schapiro & Co., Inc. ("Schapiro") and S.D. Securities, Inc., sent to James H. Kamo, secretary of CB Bancshares, the two letters attached as Exhibit 1 to the Original Schedule 13D, nominating the following two independent nominees (the "Independent Nominees") for election to CB Bancshares' Board of
Directors: William M. Griffin and H. Clifton Whiteman. The Independent Nominees are not affiliates of the Reporting Persons, and are not pledged to support any particular position advocated by the Reporting Persons. On March 14, 1996, James H. Kamo sent two response letters to Mr. Reycraft. The response letters were attached as Exhibit 2 to the Original Schedule 13D.

      On April 17, 1996, CB Bancshares filed a Proxy Statement on Schedule 14A dated April 19, 1996 with the Securities and Exchange Commission pursuant to Section 14(a) of the Act (the "Management Proxy Statement") with respect to the 1996 annual meeting of shareholders of CB Bancshares. According to the Management Proxy Statement, at the annual meeting, four Class I directors are to be elected to CB Bancshares' Board of Directors to serve until the 1999 annual meeting of shareholders and until their respective successors have been elected. The Management Proxy Statement includes a notice of the annual meeting and form of proxy, soliciting proxies for the election of management's four nominees for Class I directors. The Management Proxy Statement refers briefly on page 18 to the Independent Nominees, but provides shareholders with no form or other method to vote in favor of the two Independent Nominees. On April 18, 1996, George D. Reycraft sent a letter, a copy of which is attached hereto as Exhibit 4, to James H. Kamo. In order to allow shareholders to vote in favor of electing the two Independent Nominees to the Board of Directors of CB Bancshares, who Schapiro believes can better represent the interest of all shareholders, Schapiro intends to solicit proxies from other shareholders for the election of the Independent Nominees. In order to make it possible for shareholders of CB Bancshares to more easily grant proxies with respect to each of the four Board seats up for election, Schapiro may also include two of management's nominees as part of its proxy solicitation.

     Schapiro expects that, in addition to itself, other participants in the solicitation may include its officers and directors: Morris A. Schapiro, George D. Reycraft, Stephen J. Paluszek, Thomas J. Mirante, Donald J. Andres, Carmine DeVito, Filomena Luccetti and Jean Oechsner, and the two Independent Nominees. Schapiro owns 162,079 Shares, Thomas J. Mirante owns 1,000 Shares and Donald J. Andres owns 1,000 Shares. William M. Griffin beneficially owns 5,000 Shares through his 50% interest in a partnership known as Rita K. Hillman 2604 which owns 10,000 Shares. H. Clifton Whiteman owns
1,500 Shares. 3

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended by adding thereto the following:

4.    Letter from Mr. George D. Reycraft to Mr. James H. Kamo, dated
      April 18, 1996.

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996

                                                M.A. SCHAPIRO & CO., INC.



                                                By:  /s/ George D. Reycraft
                                                Name:  George D. Reycraft
                                                Title:  Chairman

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996


                                                S.D. SECURITIES, INC.



                                                By:  /s/ George D. Reycraft
                                                Name:  George D. Reycraft
                                                Title:  Chairman

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996




                                          M.A. SCHAPIRO & CO., INC. PROFIT
                                          SHARING/RETIREMENT PLAN



                                          By:  /s/ Thomas J. Mirante
                                          Name:  Thomas J. Mirante
                                          Title:  Member, Retirement
                                                  Committee

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996




                                    SECOND DISTRICT SECURITIES CO., INC.
                                    PROFIT SHARING/RETIREMENT PLAN



                                    By:  /s/ Thomas J. Mirante
                                    Name:  Thomas J. Mirante
                                    Title:  Member, Retirement Committee

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996






                                                By:  /s/ Thomas J. Mirante
                                                Name:  Thomas J. Mirante

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1996






                                                By:  /s/ Donald J. Andres
                                                Name:  Donald J. Andres

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                               EXHIBIT INDEX



4.    Letter from Mr. George D. Reycraft to Mr. James H. Kamo, dated
      April 18, 1996.